UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE ACQUISITION OF ASSETS UNDER THE OTEMACHI 2-CHOME AREA REDEVELOPMENT PROJECT

On February 28, 2013, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the acquisition of assets under the Otemachi 2-Chome Area Redevelopment Project.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: February 28, 2013

February 28, 2013

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Hiroo Unoura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING THE ACQUISITION OF ASSETS UNDER THE OTEMACHI 2-CHOME AREA

REDEVELOPMENT PROJECT

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that, at a meeting of its board of directors held today, NTT has authorized the acquisition of assets as described below.

1.	Reasons for Acquisition:

The building in which NTT’s headquarters is located will be rebuilt under the planned Otemachi 2-Chome Area Redevelopment Project and therefore, through an exchange of rights, NTT will acquire its entitled floor in the new building.

2.	Details of Asset to be Acquired:

(1)	Address:	Otemachi 2-Chome, Chiyoda-ku, Tokyo

(2)	Overview:	Acquisition of a portion of the building (entitled floor) to be built under the Otemachi 2-Chome Area Redevelopment Project

(3)	Acquisition Price:	Approximately 60.0 billion yen

(4)	Acquisition Method:	Through an exchange of rights with NTT’s land lease and other rights

(5)	Acquisition Date	March 2014 (planned)

3.	Future Impact on Consolidated Results

NTT plans to record the gains resulting from the acquisition of the assets (estimated at 60.0 billon yen) as other income in the following fiscal year (the fiscal year ending March 31, 2014).

Consolidated financial results forecasts for the fiscal year ending March 31, 2014 are expected to be announced when the financial results for the fiscal year ending March 31, 2013 are released.

(For reference) Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2013 (announced on November 8, 2012) and Consolidated Financial Results for the Fiscal Year Ended March 31, 2012.

	(Millions of yen)
	Operating Revenues	Operating Income	Income before income Taxes	Net Income Attributable to NTT
Fiscal Year Ending March 31, 2013	10,810,000	1,200,000	1,170,000	530,000
Fiscal Year Ended March 31, 2012	10,507,362	1,222,966	1,239,330	467,701

For further inquiries, please contact:

Mr. Hiroshi Akagawa
General Affairs Subgroup
General Affairs Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5571